UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Election to follow home country practices in lieu of certain Nasdaq corporate governance standards

Basel Medical Group Ltd (the “Company”), a business company incorporated in the British Virgin Islands (“BVI”) has informed The Nasdaq Stock Market LLC (“Nasdaq”) that it intends to follow certain BVI corporate governance practices in lieu of certain requirements of the listing rules of Nasdaq (the “Rules”) below:

1.	Nasdaq Marketplace Rule 5605(b)(1) provides that each Listed Company must have a board of directors comprised of a majority of independent directors as required by Rule 5605(b)(1).

2.	Nasdaq Marketplace Rule 5605(b)(2) provides that each Listed Company must have regularly scheduled meetings at which only independent directors present (“executive sessions”), as required by Rule 5605(b)(2).

3.	Nasdaq Listing Rule 5615(a)(3)(A) provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), provided, however, that such a Company shall: comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii) and that Nasdaq Information Memorandum IM-5615-3 provides that a Foreign Private Issuer that elects to follow country practice in lieu of a requirement of Rules 5600, 5250(b)(3) or 5250(d) shall submit to Nasdaq a written statement from an independent counsel in such company’s home country certifying that the company’s practices are not prohibited by the home country’s laws.

4.	Nasdaq Marketplace Rule 5620 provides that (with certain exceptions not relevant to the conclusions expressed herein) each Listed Company shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end.

5.	Nasdaq Marketplace Rule 5620(b) provides that each Listed Company is required to solicit proxies and provide proxy statements for all shareholder meetings. It must also provide copies of its proxy solicitation to Nasdaq.
6.	Nasdaq Marketplace Rule 5635 sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings.

7.	Nasdaq Marketplace Rule 5250(b)(3) provides that each Listed Company must disclose all agreements and arrangements in accordance with this rule by no later than the date on which the company files or furnishes a proxy or information statement subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 in connection with the company’s next shareholders’ meeting at which directors are elected.

8.	Nasdaq Marketplace Rule 5250(d) provides that each Listed Company is required to distribute annual and interim reports to shareholders.

The Company’s practices with regard to these requirements are not prohibited by the BVI Business Companies Act (Revised Edition) 2020 or the amended and restated memorandum and articles of association of the Company as currently in effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

By:	/s/ Raymond Wai Man Cheung
Name:	Raymond Wai Man Cheung
Title:	Chief Executive Officer and Director

Date:	March 25, 2025